NO ACT

P.E. 02/09/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2016

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-8-16

Re: The TJX Companies, Inc.
Incoming letter dated February 9, 2016

Dear Ms. Ising:

This is in response to your letter dated February 9, 2016 concerning the shareholder proposal submitted to TJX by Zevin Asset Management, LLC on behalf of David Fenton. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sonia Kowal
Zevin Asset Management, LLC
sonia@zevin.com

March 8, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The TJX Companies, Inc.
Incoming letter dated February 9, 2016

The proposal requests that TJX set company-wide quantitative targets to increase renewable energy sourcing and/or production.

There appears to be some basis for your view that TJX may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on matters relating to TJX's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if TJX omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which TJX relies.

Sincerely,

Christina M. Thomas
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
eising@gibsondunn.com

February 9, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The TJX Companies, Inc.*
Stockholder Proposal of David Fenton
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The TJX Companies, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Zevin Asset Management, LLC on behalf of David Fenton (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the U.S. Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: Shareholders request The TJX Companies, Inc. (TJX) senior management, with oversight from the Board of Directors, set company-wide quantitative targets by November 2016 to increase renewable energy sourcing and/or production.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal properly may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations. If the Staff does not concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7), we hereby respectfully request that the Staff concur in our view that the Proposal properly may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

A. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because it Involves the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the Company to omit from its proxy materials a stockholder proposal that relates to its "ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission explained that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations is that certain tasks "are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples of the tasks cited by the Commission include "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." 1998 Release. The mere fact that a proposal touches upon a significant policy issue is not alone sufficient to avoid the application of Rule 14a-8(i)(7) when a proposal implicates ordinary business matters. Although the Commission has stated that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable," the Staff has expressed the view that proposals relating to both ordinary business matters and significant social policy issues may be excluded in their entirety in reliance on Rule 14a-8(i)(7). 1998 Release.

The Staff has on multiple occasions concluded that stockholder "[p]roposals that concern a company's choice of technologies for use in its operations are generally excludable under rule 14a-8(i)(7)" as related to ordinary business matters. *FirstEnergy Corp.* (avail. Mar. 8, 2013). *See also Dominion Resources, Inc.* (Feb. 14, 2014) (concurring in exclusion of a proposal seeking a report on the risks of the company's solar generation plan and the "benefits of increased solar generation"); *AT&T Inc.* (avail. Feb. 13, 2012) (concurring in exclusion of a proposal requesting a report on financial and reputational risks posed by continuing to use technology that inefficiently consumed electricity). Here, the Proposal seeks to dictate the type of technology the Company uses in its operations by asking the Company to increase its use of renewable energy technologies. Choices of technology cannot "as a practical matter, be subject to direct shareholder oversight." 1998 Release. Thus, the Proposal is excludable under Rule 14a-8(i)(7).

Moreover, the Staff has concurred that proposals seeking a report on a company's strategy for energy use management are excludable under Rule 14a-8(i)(7) as relating to management of its expenses. *See Apple Inc.* (avail. Dec. 5, 2014) (concurring in exclusion of a proposal requesting a report "estimating the total investment in these renewable sources of electricity" as relating to "the manner in which the company manages its expenses"); *FLIR Systems, Inc.* (avail. Feb. 6, 2013) (concurring in exclusion of a proposal requesting a "report describing the company's short- and long-term strategies on energy use management," because it "focus[ed] primarily on FLIR's strategies for managing its energy expenses").

The Proposal requests that the Company "set company-wide quantitative targets . . . to increase renewable energy sourcing and/or production" and thus implicates the Company's ordinary business operations. Like *Apple* and *FLIR*, the Proposal relates to the Company's management of expenses by requesting that the Company quantify renewable energy sourcing and production goals. This is evidenced by the Proposal's supporting statement repeatedly discussing the Proposal in the context of the Company's expense management:

- By setting the requested goals, the Company would "demonstrate a proactive approach to: reducing exposure to volatile energy prices . . ." and "reduce the company's exposure to fluctuating energy prices . . . ."
- "Fortunately, the costs of generating electricity from sources such as wind and solar have been declining rapidly[.]"
- "The average price paid by all types of end users of electricity nationwide in 2014 was 10.45 cents per kWh[.]"
- "The average price of wind energy installed in 2014 was 2.5 cents per kWh[.]"
- "'Much of corporate America is buying renewable energy in some form or another, not just to be sustainable, because it makes business sense, helping companies diversify their power supply, hedge against fuel risks, and support innovation in an increasingly cost-competitive way.'"
- "[F]our out of five companies earn a higher return on carbon reduction investments than on their overall corporate capital expenditures."

As a result, the Proposal concerns an ordinary business matter rather than focusing on a significant policy issue. Thus, because the Proposal concerns the Company's management of energy expenses, it properly may be excluded under Rule 14a-8(i)(7).

B. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because it Attempts to Micro-Manage the Company.

The Proposal's arbitrary deadline for setting the "company-wide quantitative targets" constitutes an attempt to micro-manage the Company's Board of Directors (the "Board") and management. As previously discussed, the Commission explained in the 1998 Release that the ordinary business exclusion rests on two central considerations. One such consideration is related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release.

The Staff has concurred that similar stockholder proposals related to environmental matters are excludable under Rule 14a-8(i)(7) because the proposals sought to micro-manage the company. *See, e.g., Duke Energy Carolinas, LLC* (avail. Feb. 16, 2001) (Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(7) that recommended to the company's board of directors that they take steps to reduce nitrogen oxide emissions from the company's coal-fired power plants by 80% and limit each boiler to .15 pounds of nitrogen oxide per million BTUs of heat input by a certain year); *Marriott International Inc.* (avail. Mar. 17, 2010) (Staff concurred that a shareholder proposal to install and test low-flow shower heads in some of the company's hotels amounted to micro-managing the company by requiring the use of specific technologies); *Ford Motor Co.* (avail. Mar. 2, 2004) (Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company publish a report about global warming/cooling, where the report was required to include details such as the measured temperature at certain locations and the method of measurement, the effect on temperature of increases or decreases in certain atmospheric gases, the effects of radiation from the sun on global warming/cooling, carbon dioxide production and absorption, and a discussion of certain costs and benefits).

The Proposal should similarly be excluded because it requests that the Company set quantitative targets by November 2016, only approximately five months after the 2016 Annual Meeting. This deadline is unjustifiably short, arbitrary and inappropriately seeks to dictate the allocation of the Company's human and financial resources by prescribing a timetable for implementing the Proposal. The deadline also bears no relation to the Company's reporting schedule, and it fails to consider other matters that the Board and Company management are responsible for addressing in the course of the Company's business. For these reasons, this arbitrary deadline is a matter "upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. Thus, similar to the stockholder proposals in *Duke Energy Carolinas* and *Marriott*, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

A. Background.

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal "[i]f the company has already substantially implemented the proposal." The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," *see* the 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998).

The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Moreover, a company need not implement a stockholder proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Differences between a company's actions and a stockholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g., The Boeing Co.* (avail. Feb. 17, 2011) (concurring in exclusion under Rule 14a-8(i)(10) of a proposal that requested that the company "review its policies related to human rights" and report its findings, where the company had already adopted human rights policies and provided an annual report on corporate citizenship); *The Procter & Gamble Co.* (avail. Aug. 4, 2010) (concurring in the exclusion of a proposal requesting that the board adopt a comprehensive policy on the human right to water based on a United Nations document, when the company revised its existing water policy and only adopted those factors from the United Nations Document that were "most relevant to the corporate community"); *Exelon Corp.* (avail. Feb. 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions"); *Exxon Mobil Corp.* (avail. Mar. 23, 2009) (concurring in the exclusion of a proposal requesting the board to prepare a semi-annual report detailing the company's policies for political contributions and any contributions made where the company demonstrated substantial implementation of each element of the proposal); *Hewlett-Packard Co.* (avail. Dec. 11, 2007) (concurring in the exclusion of a proposal requesting that the board permit stockholders to call special meetings on the basis that it was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting).

Exclusion under Rule 14a-8(i)(10) also is appropriate when a company can demonstrate that elements of its policies, practices and procedures compare favorably with the guidelines of the proposal, even where the manner in which the company implemented the proposal either did not correspond precisely to the action requested by the proposal or where the contents of a requested report were disclosed by the company across various sources. For example, in *The Coca-Cola Co.* (avail. Jan. 25, 2012, *recon. denied* Feb. 29, 2012), the proposal requested that the board prepare a report "updating investors on how the company is responding to the public policy challenges associated with [Bisphenol A, or BPA]." The company asserted that its website already disclosed "information about the use of BPA in aluminum can liners and the [c]ompany's priority of ensuring the safety and quality of its products and packaging." Although the disclosures referenced by the company were on multiple pages of the company's website, the Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10), noting that the company's "public disclosures compare favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal." *See also Entergy Corp.* (avail. Feb. 14, 2014) (concurring that a proposal calling for a report "on policies the company could adopt to take additional near-term actions to reduce its greenhouse gas emissions" could be excluded under Rule 14a-8(i)(10) when the company already provided environmental sustainability disclosures on its website and in its CDP (formerly known as the Carbon Disclosure Project) report); *The Dow Chemical Co.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal requesting a "global warming report" discussing how the company's efforts to ameliorate climate change may have affected the global climate when the company had already made various statements about its efforts related to climate change in various corporate documents and disclosures).

B. The Company Has Substantially Implemented The Proposal.

The Company has substantially implemented the Proposal's request that the Company "set company-wide quantitative targets by November 2016 to increase renewable energy sourcing and/or production" through its quantitative target to reduce its greenhouse gas emissions. The Proposal emphasizes the "need to reduce annual GHG emissions," noting that such reduction will involve a "shift to renewable energy" and through action "the [C]ompany can...move...closer to achieving GHG reductions." Renewable energy sourcing is a means to achieving reduced greenhouse gas emissions and is part of the Company's various environmental sustainability practices and initiatives.

The Company has set a quantitative global emissions reduction goal, which is to, by 2020, "reduce [the Company's] global GHG emissions per dollar of revenue by 30% against a fiscal year 2010 baseline."[1] The Company is advancing this quantitative goal by integrating environmental sustainability practices into its global organization, undertaking various sustainability initiatives, and setting internal performance goals regarding sustainability and energy savings.

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[1] TJX, *Corporate Responsibility, Environmental Sustainability at TJX, available at* https://www.tjx.com/corporate/corporate_environmental_history.html.

This quantitative goal is disclosed on the Company's corporate responsibility website[2], which contains detailed disclosure on the Company's environmental sustainability efforts.[3] For example, the Company discusses on its website page addressing Energy Efficiency[4] ways that it intends to achieve this quantitative target, including by "consider[ing] renewable energy opportunities that are appropriate for the regions in which we do business." Examples detailed on the Company's website of renewable energy opportunities that the Company has already pursued include[5]:

> We continue to actively evaluate alternative energy sources and are currently piloting several programs across our geographies.
>
> In Europe, we have contracted for energy generated from renewable sources in our U.K. and German operations. Additionally in Europe, our processing centers in Germany and Poland have incorporated both solar and geothermal technologies.
>
> In the U.S., we have solar panels on the roofs of select stores in New Jersey and California and on our Connecticut distribution center. We also ensure that roofs on our newly constructed distribution centers are designed to accommodate solar panels should we choose to install them at a later date.[6]

In addition, on a different webpage in a section titled New Construction and Building Operations,[7] the Company states:

> Our processing center in Bergheim, Germany was recognized for its environmental design with a Silver award for Best Sustainable Design by the German Sustainable Building Association. Some of the highlights of our

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[2] TJX, *Corporate Responsibility, available at* https://www.tjx.com/corporate/index.html.

[3] TJX, *Corporate Responsibility, Environmental Sustainability at TJX, available at* https://www.tjx.com/corporate/corporate_environmental_history.html.

[4] TJX, *Corporate Responsibility, Energy Efficiency, available at* https://www.tjx.com/corporate/corporate_environmental_energy.html.

[5] In some cases the Company does not retain the renewable energy credits or certificates from the project.

[6] TJX, *Corporate Responsibility, Energy Efficiency, available at* https://www.tjx.com/corporate/corporate_environmental_energy.html.

[7] TJX, *Corporate Responsibility, Operational Logistics, available at* https://www.tjx.com/corporate/corporate_environmental_emissions.html.

> Bergheim facility include . . . solar pre-heated water, and geothermal heating and cooling to the office area.

On a different webpage in a section titled Global Oversight for Environmental Sustainability,[8] the Company discusses the work of its cross-functional team comprised of Company energy management subject matter experts that meets regularly to discuss and review energy-related issues and energy reduction opportunities, including renewable energy. At least annually, this group reviews the Company's progress against its global GHG target and reports on its findings to the Company's Executive Environmental Sustainability Steering Committee.

The website also describes the Company's efforts to implement emissions reduction initiatives that, as of 2014, "on a global basis, reduced our carbon footprint by more than 8,200 metric tons of CO_2e;"[9] and a subpage includes details on the Company's efforts to work with a number of its suppliers to "reduc[e] our fuel costs and greenhouse gas emissions."[10] Moreover, as reported in the Company's overview of its energy efficiency,[11] the Company has a long-established process that will support its efforts to achieve this goal:

> [the Company's] Energy Management group was initially established about 25 years ago in the U.S. and is charged with finding ways to reduce store energy costs for our U.S. divisions. As our operations have expanded geographically, we now have groups across our global operations responsible for managing our energy consumption and costs. The energy reduction initiatives and programs driven by the geographies are the key contributors to reaching our global emissions reduction goal.

These disclosures demonstrate how the Company has substantially implemented the Proposal as it has "set [a] company-wide quantitative target" to reduce emissions, and the Company's efforts to achieve that target have and will continue to include consideration of options that "increase renewable energy sourcing and/or production."

---

8 TJX, *Environmental Sustainability at TJX,* available at http://www.tjx.com/corporate/corporate_environmental_history.html

9 *Id.*

10 TJX, *Corporate Responsibility, Operational Logistics, available at* https://www.tjx.com/corporate/corporate_environmental_emissions.html

11 TJX, *Corporate Responsibility, Energy Efficiency, available at* https://www.tjx.com/corporate/corporate_environmental_energy.html.

In addition, the Company's website disclosures regarding the Company's many other environmental sustainability initiatives demonstrate how the Company has substantially implemented the Proposal. For example, the Company's webpage on energy efficiency[12] provides details on how the Company plans to reduce the use of electricity and natural gas through "energy efficiency programs [that] include: retrofitting lighting, implementing and monitoring energy management/building automation systems, conducting preventative heating, ventilating and air conditioning systems (HVAC) maintenance, [and] providing stores with energy awareness training materials."

The Company's website also describes the Company's participation in various external reporting and certifications efforts, including CDP's Climate Change Information Request[13] ("Certifications Statement"). As detailed below, the Certifications Statement references the Company's "2015 CDP Response," which provides an in-depth summary of the Company's goals and progress in environmental sustainability. The 2015 CDP Response also provides detailed emissions measurements (including methodologies and explanations about how the Company quantified its emissions measurements), details regarding the Company's energy efficiency initiatives and the specific steps the Company has taken to reduce its gross global emissions. Excerpts from the 2015 CDP Response are attached hereto as Exhibit B. As described in the Certifications Statement, the submission of the 2015 CDP Response represents the sixth consecutive year the Company participated in the CDP survey, and the Company has "performed well on disclosure, earning a score of 96 out of 100." The Certifications Statement also includes disclosure regarding the Company's leadership in environmental sustainability efforts.[14]

Based on these disclosures and similar to the proposals discussed in the precedent above, the Company has substantially implemented the Proposal as it has "set [a] company-wide quantitative target" to reduce emissions, and the Company's efforts to achieve that target have and will continue to include consideration of options that "increase renewable energy sourcing and/or production." The Company also has provided detailed disclosure regarding other environmental sustainability initiatives and efforts. Moreover, the Company has set internal performance goals for individuals with responsibilities associated with

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[12] *Id.*

[13] TJX, *Corporate Responsibility, External Reporting and Certifications, available at* https://www.tjx.com/corporate/corporate_environmental_certifications.html.

[14] The Certifications Statement describes how "[a]s of 2013, [the Company] had reduced [its] European GHG emissions footprint by 7% relative to the number of full-time employees and by 11% relative to sales since 2011" and further notes that "in 2014, [the Company] [was] once again listed on the FTSE4Good Index...an equity index series that is designed to facilitate investment in companies that meet globally recognized corporate responsibility standards, including stringent environmental criteria."

sustainability and energy efficiency. Accordingly, the Proposal may be excluded from the 2016 Proxy Materials in reliance on Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Ann McCauley, Executive Vice President, General Counsel and Secretary at the Company, at (508) 390-2777.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Ann McCauley, The TJX Companies, Inc.
Sonia Kowal, Zevin Asset Management, LLC

EXHIBIT A

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 21, 2015

The TJX Companies, Inc.
770 Cochituate Road
Framingham, Massachusetts 01701
Att'n: Corporate Secretary

Re: Shareholder Proposal for 2016 Annual Meeting

Dear Corporate Secretary:

Enclosed please find our letter filing the attached proposal to be included in the proxy statement of The TJX Companies, Inc. (the "Company") for its 2016 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are concerned TJX may be lagging behind peers with renewable energy goals like Kohl's Department Stores that currently has a target to outfit 200 of its stores with rooftop solar by the end of 2015 and that bought solar credits and installed solar projects that together add up to 105 percent of the electricity it uses annually. By setting renewable energy commitments, TJX can strengthen its current climate change strategy, reduce the company's exposure to fluctuating energy prices and move it closer to achieving GHG reductions.

We are filing a shareholder resolution on behalf of the David Fenton (the Proponent), who has continuously held, for at least one year of the date hereof, 1200 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services Inc, is enclosed. Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc. which means that we have complete discretion to buy or sell investments as well as submit shareholder proposals to companies in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2016 annual meeting of stockholders. Zevin Asset Management, LLC is the primary filer for this resolution. A representative of the filers will be present at the stockholder meeting to present the proposal.

Zevin Asset Management, LLC welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,

Sonia Kowal
President
Zevin Asset Management, LLC

Resolved: Shareholders request The TJX Companies, Inc. (TJX) senior management, with oversight from the Board of Directors, set company-wide quantitative targets by November 2016 to increase renewable energy sourcing and/or production.

Whereas:
By setting goals to source renewable energy, our company would demonstrate a proactive approach to: reducing exposure to volatile energy prices; enhancing U.S. energy security; creating jobs in the United States; enhancing TJX's reputation; and meeting the global need for cleaner energy.

In order to limit the average global temperature increase to 2 degrees Centigrade, a goal shared by nearly every nation, the Intergovernmental Panel on Climate Change (IPCC) estimates that the United States needs to reduce annual GHG emissions approximately 80 percent. This will involve a significant shift to renewable energy.

Fortunately, the costs of generating electricity from sources such as wind and solar have been declining rapidly and are now cheaper in some regions than fossil fuel-based energy.

In 2015, Berkshire Hathaway's NV Energy secured a power purchase agreement (PPA) price of 3.87 cents per kWh for electricity generated by a 100 Megawatt First Solar project.

The average price paid by all types of end users of electricity nationwide in 2014 was 10.45 cents per kWh according to the U.S. Energy Information Administration (EIA).

The average price of wind energy installed in 2014 was 2.5 cents per kWh according to Lawrence Berkeley National Laboratory. In 2013 David Sparby, President of Xcel Energy's Northern States Power stated: "Wind prices are extremely competitive right now, offering lower costs than other possible resources, like natural gas plants. These projects offer a great hedge against rising and often volatile fuel prices."

The New York Times reported in September 2015 that new members of coalition called RE100 that encourages companies to switch to 100% renewable energy include Johnson & Johnson, Procter & Gamble, Starbucks, Walmart and Goldman Sachs.

Eric Schmidt of Alphabet, Inc. stated: "Much of corporate America is buying renewable energy in some form or another, not just to be sustainable, because it makes business sense, helping companies diversify their power supply, hedge against fuel risks, and support innovation in an increasingly cost-competitive way."

A report by CDP found that four out of five companies earn a higher return on carbon reduction investments than on their overall corporate capital expenditures. We are concerned TJX may be lagging behind peers with renewable energy goals like Kohl's Department stores that currently has a target to outfit 200 of its stores with rooftop solar by 2015 and that bought solar credits and installed solar projects that together add up to 105% of the electricity it uses annually.

Companies are increasingly turning to renewable energy to power their operations. According to EPA, 78 Fortune 500 companies are purchasing renewable energy. By setting renewable energy commitments, the company can strengthen its current climate change strategy, reduce the company's exposure to fluctuating energy prices and move it closer to achieving GHG reductions.

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 21, 2015

To Whom It May Concern:

Please find attached UBS Financial Services custodial proof of ownership statement of The TJX Companies, Inc. (TJX) from David Fenton. Zevin Asset Management, LLC is the investment advisor to David Fenton and filed a shareholder resolution on lobbying on David Fenton's behalf.

This letter serves as confirmation that David Fenton is the beneficial owner of the above referenced stock.

Sincerely,

Sonia Kowal

President
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

December 21, 2015

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 1200 shares of common stock in The TJX Companies, Inc. (TJX) owned by David Fenton.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of TJX and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that David Fenton is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to David Fenton and is planning to co-file a shareholder resolution on David Fenton's behalf.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice President/ Investments

This message was sent with High importance.

From: Ann Mccauley <Ann_McCauley@tjx.com>
To: Sonia Kowal
Cc:
Subject: Shareholder proposals submitted by Zevin

Sent: Wed 12/30/2015 9:59 AM

Message | Ltr to Zevin 12-30-15.pdf

Sonia – we look forward to talking with you about the shareholder proposals that Zevin submitted to TJX. Attached is a note relating to some additional documents that we request you provide to us. We enjoyed meeting this summer with your colleague Emily DeMasi. All my best to you this holiday season, Ann

Ann McCauley
Executive Vice President, General Counsel and Secretary
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701
(p) 508-390-2777
(f) 508-390-5022

TJX
THE TJX COMPANIES, INC.

ANN McCAULEY
Executive Vice President and General Counsel
Phone: 508-390-2777
Fax: 508-390-5022
Ann_McCauley@TJX.com

December 30, 2015

Sonia Kowal, President
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston, Massachusetts 02108

Re: The TJX Companies, Inc. Shareholder Resolution

Dear Ms. Kowal,

I am writing to confirm receipt on December 22, 2015 of the shareholder proposals that Zevin Asset Management, LLC ("Zevin") submitted to The TJX Companies, Inc. (the "Company") for consideration at the Company's 2016 annual meeting of shareholders.

I see that your cover letters state that Zevin is filing on behalf of its clients, David Fenton, with respect to the proposal regarding renewable energy, and the John Maher Trust (the "Trust") , with respect to the proposal regarding minimum wage reform. Thank you for providing the Company with proof of each shareholder's ownership of the Company's shares.

As you may know, Securities and Exchange Commission ("SEC") rules require that a shareholder submitting a proposal to a company must provide the company with a written statement that the shareholder intends to hold the requisite amount of the company's shares through the date of the company's meeting of shareholders (a "Statement of Intent"). Although Zevin has stated that each of Mr. Fenton and the Trust intend to continue to hold the requisite amount of the Company's securities through the date of the Company's 2016 annual meeting of shareholders, please provide a Statement of Intent from each of the shareholders as required by SEC rule 14a-8(b)(2). We also further request that each of Mr. Fenton and the Trust provide us with written confirmation that they have authorized Zevin to file the shareholder proposals on their behalf (an "Authorization").

SEC rules require companies to notify shareholder proponents of any eligibility or procedural deficiencies within 14 calendar days of receiving a shareholder proposal. In our case, we would need to send you such notification by January 5, 2016. Please do provide us with the shareholders' Statements of Intent and Authorizations as soon as you can so we might be able to avoid sending a deficiency letter.

We appreciate hearing from and engaging with our shareholders. We hope that we can set up time to discuss the proposals with you and will be in contact with you to set a mutually convenient time. Thank you for your interest in TJX.

Sincerely,

Ann McCauley

Ann McCauley
Executive Vice President, General Counsel and Secretary

From: Ann Mccauley <Ann_McCauley@tjx.com>
To: Joel Freedman; Jill DiGiovanni
Cc:
Subject: FW: Shareholder proposals submitted by Zevin

Sent: Mon 1/4/2016 11:37 AM

Message | David Fenton letter of intent and authorization.pdf | TJX John Maher letter of intent and appointment 12 15.pdf

From: Sonia Kowal [mailto:sonia@zevin.com]
Sent: Monday, January 04, 2016 11:34 AM
To: Ann Mccauley
Subject: RE: Shareholder proposals submitted by Zevin

Dear Ann,

I hope you had a good New Year. Please find attached letters of intent and authorization from David Fenton and John Maher, the proponents of our proposals.

Kind Regards,

Sonia

From: Ann Mccauley [mailto:Ann_McCauley@tjx.com]
Sent: Wednesday, December 30, 2015 9:59 AM
To: Sonia Kowal <sonia@zevin.com>
Subject: Shareholder proposals submitted by Zevin
Importance: High

Sonia – we look forward to talking with you about the shareholder proposals that Zevin submitted to TJX. Attached is a note relating to some additional documents that we request you provide to us. We enjoyed meeting this summer with your colleague Emily DeMasi. All my best to you this holiday season, Ann

Ann McCauley
Executive Vice President, General Counsel and Secretary
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701
(p) 508-390-2777
(f) 508-390-5022

December 21, 2015

To Whom It May Concern:

By this letter I hereby authorize and appoint Zevin Asset Management, LLC (or its agents), to represent me in regard to my holdings of the TJX Companies, Inc. in all matters relating to shareholder engagement – including (but not limited to):

- The submission, negotiation, and withdrawal of shareholder proposals
- Requesting letters of verification from custodians, and
- Attending and presenting at shareholder meetings

This authorization and appointment is intended to be durable, and forward-looking. To a company receiving a shareholder proposal under this durable appointment and grant of authority, please consider this letter as both authorization and instruction to:

- Dialogue with Zevin Asset Management, LLC
- Comply with all requests/instructions in relation to the matters noted above
- Direct all correspondence, questions, or communication regarding same to Zevin Asset Management, LLC (address listed below)

By this letter I also hereby express my intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders.

This Statement acknowledges my responsibility under SEC rules, and applies to a shareholder proposal that is filed under my name, whether filed directly or on my behalf.

This Statement of Intent is intended to be durable, forward-looking, and is to be accepted by the TJX Companies, Inc. as my Statement of Intent in fulfilment of SEC Rule 14a-8.

Sincerely,

Signature

David Fenton
c/o Zevin Asset Management, LLC
11 Beacon St, suite 1125
Boston MA 02108

GIBSON DUNN

EXHIBIT B

CDP EXCERPTS

Page 4: Governance

CC1.2a: Please provide further details on the incentives provided for the management of climate change issues

Environment/Sustainability managers	Monetary reward	Emissions reduction target	Environmental sustainability managers' annual performance reviews include evaluations of their success in implementing TJX's environmental sustainability programs and initiatives. These performance reviews may affect these managers' annual compensation. Objectives considered in the annual performance evaluations of managers with environmental sustainability and/or energy management responsibilities include achieving savings as a result of reductions in energy use, greenhouse gas emissions, waste, and water use.

PAGE 10 – 12: Targets and Initiatives

Page 10:

Page: CC3. Targets and Initiatives

CC3.1

Did you have an emissions reduction target that was active (ongoing or reached completion) in the reporting year?

Page 11:

Intensity target CC3.1b

Please provide details of your intensity target

ID	Scope	% of emissions in scope	% reduction from base year	Metric	Base year	Normalized base year emissions	Target year	Comment
Int1	Scope 1+2	100%	30%	Other: Metric Tonnes CO2e per Million US dollars	2010	35.1	2020	In 2014, TJX established its second corporate GHG emissions reduction goal to reduce GHG emissions per dollar of revenue by 30% by FY2020 relative to FY2010 base year. Our second generation target incorporates a better understanding of our global energy consumption patterns and GHG emissions.

PAGE 12:

CC3.1c

Please also indicate what change in absolute emissions this intensity target reflects

ID	Direction of change anticipated in absolute Scope 1+2 emissions at target completion?	% change anticipated in absolute Scope 1+2 emissions	Direction of change anticipated in absolute Scope 3 emissions at target completion?	% change anticipated in absolute Scope 3 emissions	Comment
Int1	Increase				As we have established a longer term target for emissions reduction, we are not disclosing figures that may reveal confidential business information.

CC3.1d

For all of your targets, please provide details on the progress made in the reporting year

ID	% complete (time)	% complete (emissions)	Comment
Int1	50%	58%	